July 22, 2011
VIA FEDEX AND EDGAR

Re:	Regional Management Corp.
Registration Statement on Form S-1
File No. 333-174245
Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Windsor:
          On behalf of Regional Management Corp. (the “Company”), we hereby transmit via EDGAR the following responses to your comment letter, dated July 20, 2011, regarding Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.10 per share. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 unless otherwise specified. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	2	July 22, 2011
Form S-1/A filed July 13, 2011
Continue to Focus on Sound Underwriting and Credit Control, page 64
1.	We have reviewed your response to comment 15 from our letter dated July 7, 2011. You state that when refinancing a loan for a delinquent borrower, you make no concessions on rate or terms. You also state that the delinquent borrower receives terms that are identical to any customer that applied for a similarly sized loan. Please explain to us how you considered whether the borrower would be able to obtain funds from sources other than yourself at market interest rates at or near those for non-troubled debt, when determining these refinancings are not TDRs. As these borrowers are delinquent, it would appear that you are granting a concession to them by offering them terms that they would not otherwise receive from any other lender. Refer to ASC 310-40-15-8.

ASC Topic 310-40-15-8 provides that:

“In general, a debtor that can obtain funds from sources other than the existing creditor at market interest rates at or near those for nontroubled debt is not involved in a troubled debt restructuring. A debtor in a troubled debt restructuring can obtain funds from sources other than the existing creditor in the troubled debt restructuring, if at all, only at effective interest rates (based on market prices) so high that it cannot afford to pay them.”

The Company advises the Staff that it believes the delinquent borrowers who receive refinancings from it generally are able to obtain funds from sources other than the Company at market interest rates at or near those for nontroubled debt. As described in the response to comment 16 from the Staff’s letter dated July 7, 2011, the Company only offers such refinancings to borrowers who (1) have otherwise had a good payment history with the Company, (2) have become delinquent due to an explainable situation, which the Company then verifies and (3) satisfy the Company’s credit standards other than with respect to the delinquency, which the Company generally confirms by ordering a new credit report. Based on the Company’s knowledge of the industry and, in particular, the credit approval processes and rate determinations used by its competitors, the Company believes that borrowers who satisfy the criteria outlined above that it uses to determine whether or not to offer such a refinancing would be able to obtain a loan from other sources at market interest rates at or near those for nontroubled debt. Accordingly, the Company believes that it does not grant such borrowers a concession by granting such refinancing.

In addition, the Company notes that, as illustrated in the example in the response to comment 2 below, the refinancings that it offers to delinquent borrowers generally do not include any of the indicia of a troubled debt restructuring identified in ASC Topic 310-40-15-9 to any material extent and advises the Staff

Securities and Exchange Commission	3	July 22, 2011
that, following such a refinancing, the Company continues to expect to collect all amounts due, including interest accrued at the original contract rate.

Finally, as described in the response to comment 16 from the Staff’s letter dated July 7, 2011 and as disclosed on page 72 of Amendment No. 2, the outstanding balance of refinanced loans that were delinquent was $4.8 million, or only 1.6% of gross finance receivables, at March 31, 2011, which is not material to the Company’s total loan volume or in relation to the Company’s total loan portfolio.

2.	In addition to the above, provide us with an example that illustrates a typical loan refinancing for a delinquent borrower, including how the rate and or terms of the loan are revised in this situation.

In response to the Staff’s comment, the Company has selected a delinquent borrower whose loan was recently refinanced as a representative example of a typical loan refinancing for a delinquent borrower by the Company.

The customer originally applied for and received a loan of $2,468.89 in March 2011 with a maturity of 21 months, maturing on October 12, 2012. The original loan carried an APR of 26.340%, requiring equal monthly payments of $148.00. The customer made the first monthly payment on time, but was unable to make the payments due on May 1, 2011 and June 1, 2011. The customer notified the Company that he had recently changed jobs and, as a result, was not yet able to make the two missed payments. The Company re-evaluated the customer’s credit profile, verified his employment history and determined that he satisfied all of the Company’s credit standards other than the delinquency. At that time, the remaining balance on the loan was $1,871.07.

Accordingly, the Company offered the customer the opportunity to refinance the delinquent loan with a new loan. The new loan was in the amount of $2,139.31, which was sufficient to repay the remaining principal and accrued interest of the original loan and to purchase credit insurance products and pay non-file fees costing $268.24. The new loan carries an APR of 26.070% and requires equal monthly payments of $144.87, which are slightly lower than the original loan because the new loan did not include a $25.00 service charge, which the Company was not permitted to charge again under state law. The new loan has a maturity of 18 months, maturing on December 14, 2012. The extension of the maturity of the loan is a result of the delay in receiving the payments that the customer had previously missed. The Company believes that this customer is a representative example of a typical loan refinancing for a delinquent borrower of the Company.
Certain Relationships and Related Person Transactions, page 101
3.	We note your response to comment 3 in our letter dated July 7, 2011; specifically, that F. Barron Fletcher, III is a managing member of Parallel, one of the

Securities and Exchange Commission	4	July 22, 2011
sponsors. Please revise to disclose this information in this section. Refer to Item 404(a) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that it will include in the next pre-effective amendment of the Registration Statement the following additional disclosure under the caption “Certain Relationships and Related Person Transactions”:
“Relationship Between Thomas F. Fortin and F. Barron Fletcher, III

Thomas F. Fortin, our chief executive officer and a director nominee, is the brother-in-law of F. Barron Fletcher, III, the managing member of Parallel, one of the sponsors.”
Notes to Consolidated Financial Statements
Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-15
4.	We have reviewed your responses to prior comments 19 and 20 from our letter dated July 7, 2011. You state that you collectively evaluate bankrupt accounts with non-bankrupt accounts within each portfolio segment. SAB 102 Section 2 specifically states that loans with similar risk characteristics should be grouped together for evaluation and analysis under SFAS 5 (ASC 450-20). Please tell us how you complied with this guidance, as it would appear that non-bankrupt and bankrupt accounts do not have similar risk characteristics. In addition, tell us how grouping these accounts separately for evaluation and analysis under ASC 450-20 would impact your provision and allowance for loan losses for each of the periods presented. Provide us with a quantitative and qualitative analysis.

The Company advises the Staff that it has developed and documented a systematic methodology for determining the allowance for loan losses on the basis of SAB Topic 102 Section 2, and the Company has concluded that bankrupt accounts should not be segregated for evaluation and analysis under ASC 450-20.

The Company’s loan loss methodology is influenced by entity-specific factors, such as the Company’s size, organizational structure, loan portfolio characteristics, management information systems and other factors, in accordance with SAB Topic 102 Section 2.

SAB Topic 102 Section 2 refers to the Audit and Accounting Guide for Depository and Lending Institutions (the “Guide”). The Company has considered the Guide, including Chapter 9 of the Guide discussing credit losses, in the Company’s development and documentation of its loan loss methodology. Specifically, paragraphs 9.05 to 9.12 of the Guide give direction about loans that

Securities and Exchange Commission	5	July 22, 2011
are individually evaluated for impairment. Paragraph 9.13 is specific to groups of homogeneous loans and leases such as the Company’s loan portfolio. Paragraph 9.13 of the Guide states:

“Groups of Homogeneous Loans and Leases

9.13 Loans not evaluated individually are included in groups of homogeneous loans. The focus of the pool approach is generally on the historical loss experience for the pool. Loss experience, which is usually determined by reviewing the historical loss (chargeoff) rate for each pool over a designated time period, is adjusted for changes in trends and conditions. Trends and conditions that the institution should consider in determining how historical loss rates should be adjusted include but are not limited to
•	levels of and trends in delinquencies and impaired loans,

•	levels of and trends in recoveries of prior chargeoffs,

•	trends in volume and terms of loans,

•	effects of any changes in lending policies and procedures,

•	experience, ability, and depth of lending management and other relevant staff,

•	national and local economic trends and conditions, and

•	credit concentrations.”
The Company’s loan portfolio consists of smaller balance consumer loans, which are considered to be a group of homogenous loans and are collectively evaluated for impairment.

Because of the nature of the Company’s business, the Company expects that some of its customers will enter into bankruptcy proceedings. The Company’s historical loss rates, which the Company uses to determine its loan loss provisions, include losses on loans related to bankruptcy proceedings.

The Staff has requested that the Company provide a quantitative and qualitative analysis of bankrupt and non-bankrupt accounts separately under SAB 102 Section 2. The Company has quantitatively analyzed these accounts separately under SAB 102 Section 2 by estimating what the allowance for loan losses would be if the bankrupt accounts were separated from non-bankrupt accounts. The Company advises the Staff that there are limitations to the Company’s accounting systems for loans that limit the Company’s ability to easily compute these amounts. The bankrupt balances at December 31, 2010 consist of accounts in bankruptcy under Chapter 13 of the U.S. Bankruptcy Code, which accounts are on

Securities and Exchange Commission	6	July 22, 2011
a payment plan. However, the Company is only able to calculate charge-offs on the basis of all bankrupt accounts, which includes accounts in bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. These accounts are charged off immediately by the Company and are not reflected in bankruptcy receivable balances at December 31, 2010. Furthermore, the Company’s accounting systems do not permit the Company to quantify any recoveries on bankruptcy accounts following charge-offs. Accordingly, the allowance that the Company would recognize for bankrupt accounts if the Company separately evaluated bankrupt accounts may be lower than the estimated allowance calculated below.

The Company obtained the charge-offs for bankrupt accounts for each of its four categories of loan products (which are the categories the Company currently uses to evaluate its allowance for loan losses) from the Company’s loan system for 2010. The Company recomputed the allowance for loan losses by component for loans without bankruptcy status and separately computed the allowance for loan losses for those loans in bankruptcy status. The Company has determined that separately evaluating bankrupt accounts as a component of its allowance for loan losses would change the allowance as follows:

		Allowance for Loan
		Losses as of
		December 31, 2010
	Actual Allowance for Loan	with Separate
	Losses as of December 31,	Component for
	2010	Bankrupt Accounts
	(In thousands)
Small installment loans	$8,891	$8,240
Large installment loans	2,858	2,695
Automobile purchase loans	5,339	5,211
Furniture and appliance purchase loans	141	141
Bankrupt accounts	—	1,214
Unallocated	771	499

Total	$18,000	$18,000
As of December 31, 2010, the Company’s total allowance for loan losses was $18 million. The Company has determined that separately evaluating bankrupt accounts would affect only the components of the allowance for loan losses and would not change the total allowance for loan losses and, accordingly, the change would not be material. As indicated previously, the Company has included the losses on bankrupt accounts in the Company’s historical loss rates and considered such losses in the homogeneous loan pools that are used in the calculations. The

Securities and Exchange Commission	7	July 22, 2011
Company concludes that separately evaluating bankrupt accounts would not materially affect the Company’s allowance for loan losses.
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Securities and Exchange Commission	8	July 22, 2011
          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Lesley Peng at 212-455-2202 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Matt McNair, Esq.
Sharon Blume
John Nolan

Regional Management Corp.
Thomas F. Fortin

White & Case LLP
Colin J. Diamond